                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                              (RULE 13D-102)

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 8)<F1>

                      CHEMICAL FINANCIAL CORPORATION
                             (Name of Issuer)

                        COMMON STOCK, $10 PAR VALUE
                      (Title of Class of Securities)

                                16373110-2
                              (CUSIP Number)









<F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The filing of this Schedule shall not be construed as an admission by Chemical Bank and Trust Company that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purposes, the beneficial owner of any securities covered by this schedule.





SEC 1745 (2/92)              Page 1 of 4 pages

CUSIP No. 16373110-2                13G                   Page 2 of 4 Pages

---------------------------------------------------------------------------
(1)   Names of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

                      Chemical Bank and Trust Company
---------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group<F*>
                                                            (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------

(3)   SEC Use Only

---------------------------------------------------------------------------
(4)  Citizenship or Place of Organization

                             Midland, Michigan
---------------------------------------------------------------------------

     Number of         (5) Sole Voting Power                    764,710.650
     Shares            ----------------------------------------------------
     Beneficially
     Owned by          (6) Shared Voting Power
     Each              ----------------------------------------------------
     Reporting
     Person            (7) Sole Dispositive Power               872,888.550
     With              ----------------------------------------------------

                       (8) Shared Dispositive Power               1,479.450
---------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                874,368.000
---------------------------------------------------------------------------
(10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares<F*>                                                        [ ]
---------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount in Row 9

                                   8.1%
---------------------------------------------------------------------------

(12)  Type of Reporting Person<F*>

                                    BK
---------------------------------------------------------------------------
                 <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

Securities and Exchange Commission
Schedule 13G
Page 3 of 4 pages

ITEM 1(A).  NAME OF ISSUER:

            Chemical Financial Corporation

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            333 East Main Street
            Midland, Michigan 48640

ITEM 2(A).  NAME OF PERSON FILING:

            Trust Department of Chemical Bank and Trust Company

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            333 East Main Street
            Midland, Michigan 48640

ITEM 2(C).  CITIZENSHIP:

            State of Michigan, United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $10 par value

ITEM 2(E).  CUSIP NUMBER:

            16373110-2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]  Broker or dealer registered under Section 15 of the
                      Act,

            (b)  [X]  Bank as defined in Section 3(a)(6) of the Act,

            (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

            (d)  [ ]  Investment Company registered under Section 8 of the
                      Investment Company Act,

            (e)  [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

            (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE
                      13d-1(b)(1)(ii)(F),

            (g)  [ ]  Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G); SEE Item 7,

            (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Securities and  Exchange Commission
Schedule 13G
Page 4 of 4 pages

ITEM 4.     OWNERSHIP.

            (a)  Amount Beneficially Owned:              874,368.000 shares

            (b)  Percent of Class:                                     8.1%

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to
                       direct the vote                   764,710.650 shares

                 (ii)  Shared power to vote or to
                       direct the vote                             0 shares

                 (iii) Sole power to dispose or to
                       direct the disposition of         872,888.550 shares

                 (iv)  Shared power to dispose or
                       to direct the disposition of        1,479.450 shares

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 10, 1998


                                   Chemical Bank and Trust Company


                                   /S/ BRUCE M. GROOM

                                   Bruce M. Groom
                                   Senior Vice President
                                    and Senior Trust Officer